John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

August ____, 2019

Gregory Dundas, Attorney-Adviser,

Division of Corporation Finance Office of Telecommunications

Securities and Exchange Commission

Washington, DC 20549

Re:	Saddle Ranch Media, Inc.
Offering Statement on Form 1-A Filed July 9, 2019
File No. 024-11035

Dear Attorney Dundas:

On behalf of Saddle Ranch Media, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 5, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A Filed on July 9, 2019 Cover Page

1.	Please tell us whether your previous offering that was qualified in February 2019 is still open. If it has been completed or terminated, you should file an exit report on Form 1-Z pursuant to Rule 257.

The previous offering is terminated. We have filed an exit report in Form 1-Z.

Liquidity and Capital Resources, page 25

2.	Expand your disclosure to discuss the source of your revenues for the three months ended March 31, 2019.

The following has been added:

The source of the Company’s revenue of $53,369 (equivalent to Taiwan dollars 1,650,000) in the first three months ended March 31, 2019 related to the cash receipt of a non-refundable fee from a third-party manufacturer in Taiwan to be the Company’s primary supplier, in Taiwan, of development expertise and manufactured NB IoT test samples and prototypes under an agreement over a minimum  three year period.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 26

3.	We note your plans for the next 12 months to set up operation for retail business in the United States. Clarify who your retail customers are expected to be.

Plan for retail business in the US in next 12 months.

Our plan is to leverage our close business relationship with T-Mobile USA whereby the Company acts as the  wholesaler of various manufactured  NB IoT products to T-Mobile for onward retail by T-Mobile to approximately 2,000 T-Mobile stores across the US. Having initially delivered NB IoT product prototypes to T-Mobile for testing, acceptance  and certification, we anticipate receiving product orders from T-Mobile which we will fulfill through our manufacturing relationships in Taiwan for delivery to T-Mobile, on a wholesale price b asis, for their resale at the retail level. To do this we would only need to set up a couple of order entry/tracking staff – leaving the retail aspect to T-Mobile to handle through their existing retail store infrastructure. We plan to also explore a similar wholesale to retail model with other retail outlets such as BestBuy etc.

4.	We note that $100,000 is being allocated from the maximum amount of proceeds in this offering for product development. Clarify how much you anticipate will be necessary for you to commence operations.

As outlined above, to gain product orders from major retailers, we must first provide working prototypes of NB IoT product that fully  meet the requirements of that major retailer. This includes obtaining FCC certification through the testing and certification of our products from an independent testing laboratory. Accordingly, all of these costs fall under “product development” from the concept , design and building of prototypes, through to the cost of certification and acceptance by the customer. That is why a significant allocation of the 1-A proceeds has been allocated towards product development. We are already an operating Company and have been in business developing product for several years  with a CEO having significant experience and expertise in The field of NarrowBand (NB) IoT technology. We are not a start up and believe that the modest staffing that we presently have is sufficient to sustain present operations

Principal Stockholders, page 40

5.	We note your statement on page 11 that the directors, officers and affiliates of the company beneficially own a majority of your outstanding common stock voting rights and have effective voting control over the company; however, this management does not own a majority of the common stock according to your beneficial ownership table. Please revise your disclosure to make clear that management possesses voting control due to their preferred stock beneficial ownership. We note that officers and directors currently own less than 18% of common shares. Please clarify the statement in the footnote to the preferred stock table that the Series B Preferred Stock has the right to vote 80% of the votes on any matter requiring the vote of shareholders. We also note in this regard that each share of Series B Preferred has ten votes.

We have revised disclosure as requested in the SEC letter to state that “management possess voting control of the Company due to their Series B preferred stock ownership, which allows them to carry 80% of the votes on any matter requiring a shareholder vote”.

We have deleted the incorrect reference that the Series B Preferred carries only 10 votes each.

Subsequent Events, page F-9

6.	You state here that under the prior Form 1-A your common shares were originally priced at $0.0001, although the qualified offering circular disclosed the price as $0.0003. Please advise.

The $0.0003 price is correct and it has been corrected.

State Registration

New York state has qualified the prior 1-A offering and that we fully expect that it will qualify this new offering. To our knowledge no participant in this offering is required to clear its compensation arrangements with FINRA

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John W. Lux

John E. Lux